Exhibit 99.1

JM Group Limited Announces Pricing of Its Initial Public Offering

Hong Kong, December 9, 2025 (GLOBE NEWSWIRE) – JM Group Limited (the “Company” or “JMG”), a Hong Kong-headquartered sourcing and wholesale solutions provider for a wide array of consumer products, today announced the pricing of its initial public offering (the “Offering”) of 3,750,000 ordinary shares (the “Ordinary Shares”) at a public offering price of $4 per share for total gross proceeds of $15,000,000, before deducting underwriting discounts and other offering expenses.

The Ordinary Shares of the Company have been approved for listing on the NYSE American and commenced trading on December 10, 2025, under the ticker symbol “JMG”.  The Offering is expected to close on December 11, 2025, subject to the satisfaction of customary closing conditions.

The Company has granted the underwriters an option, exercisable within 45 days from the closing date of the Offering, to purchase up to an additional 562,500 Ordinary Shares at the initial public offering price, less underwriting discounts, to cover over-allotments, if any.

The Offering is being conducted on a firm commitment basis. Webull Financial LLC is acting as the lead manager for the Offering and Prime Number Capital, LLC is acting as the co-manager for the Offering (the “Underwriters”). Robinson & Cole LLP is acting as U.S. securities counsel to the Company, and Ye & Associates, P.C. is acting as U.S. counsel to the Underwriters in connection with the Offering.

A registration statement on Form F-1 (File No. 333-289556) relating to the Offering, as amended, has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on December 9, 2025 (the “Effective F-1”). The Offering is being made only by means of a prospectus forming part of the Effective F-1. Copies of the final prospectus related to the Offering may be obtained from Webull Financial LLC, 44 Wall Street, 2nd Floor, New York, NY 10005, by telephone +1 (888) 828-0618 or by email at ecm@webull-us.comor from Prime Number Capital, LLC, 12 E. 49th Street, Tower 49, 27th Floor, New York, NY 10017, by telephone at +1 (516)717-5671 or by email at info@pncps.com . In addition, copies of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About JM Group Limited

Headquartered in Hong Kong, JM Group Limited is a sourcing solutions provider committed to promoting better lifestyle choices for consumers. Since its incorporation in 2016, the Company has globally sourced and wholesaled a wide array of consumer products ranging from sporting goods, toys and games, seasonable decors and party supplies, electronics, home and tools, school and art supplies, apparels, to personal care products. For more information please visit:  www.jmgroup-hk.com.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the NYSE American and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These forward-looking statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Underwriter

Webull Financial LLC

ecm@webull-us.com

200 Carillon Parkway, St. Petersburg, FL 33716

Issuer

JM Group Limited

Unit 812, 8/F, Harbour Center Tower 1,

1 Hok Cheung Street, Hung Hom, Kowloon, Hong Kong

Investor Relations

WFS Investor Relations Inc.

services@wfsir.com